SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

Soleno Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

834203309

(CUSIP Number)

Frank Kung

Vivo Capital LLC

192 Lytton Avenue

Palo Alto, CA 94301

Telephone: (650) 688-0818

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 25, 2023

(Date of Event Which Requires Filing of Statement on Schedule 13D)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), checking the following box. ☒

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)	Name of Reporting Persons: Vivo Opportunity Fund Holdings, L.P.
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): WC
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 8,418,093 (1)(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 8,418,093 (1)(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,418,093 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 50.8% (2)
(14)	Type of Reporting Person (See Instructions): PN

(1)	Represents 8,418,093 shares underlying warrants (the “Warrants”) to purchase common stock, par value $0.001 per share (the “Common Stock”), of the Issuer that are exercisable within 60 days of this Statement. The Warrants are held of record by Vivo Opportunity Fund Holdings, L.P.

(2)	The percent of class was calculated based upon 8,168,788 shares of Common Stock outstanding as of May 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2023, plus the shares of Common Stock underlying Warrants held by Vivo Opportunity Fund Holdings, L.P.

(1)	Name of Reporting Persons: Vivo Opportunity, LLC
(2)	Check the Appropriate Box if a Member of a Group (See Instructions): (a) ☐ (b) ☒
(3)	SEC Use Only:
(4)	Source of Funds (See Instructions): AF
(5)	Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
(6)	Citizenship or Place of Organization: Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	(7)	Sole Voting Power 8,418,093 (1)(2)
	(8)	Shared Voting Power 0
	(9)	Sole Dispositive Power 8,418,093 (1)(2)
	(10)	Shared Dispositive Power 0

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person: 8,418,093 (1)(2)
(12)	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
(13)	Percent of Class Represented by Amount in Row (11): 50.8% (2)
(14)	Type of Reporting Person (See Instructions): OO

(1)	Represents 8,418,093 shares underlying the Warrants to purchase Common Stock of the Issuer that are exercisable within 60 days of this Statement. The Warrants are held of record by Vivo Opportunity Fund Holdings, L.P. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

(2)	The percent of class was calculated based upon 8,168,788 shares of Common Stock outstanding as of May 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2023, plus the shares of Common Stock underlying Warrants held by Vivo Opportunity Fund Holdings, L.P.

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the Common Stock, par value $0.001 per share (the “Common Stock”), of Soleno Therapeutics, Inc. (the “Issuer” or the “Company”). The address of the principal executive offices of the Issuer is 203 Redwood Shores Pkwy, Suite 500, Redwood City, CA 94065.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D is being filed by the following persons (each a “Reporting Person”):

i.	Vivo Opportunity Fund Holdings, L.P., a Delaware limited partnership; and

ii.	Vivo Opportunity, LLC, a Delaware limited liability company. Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P.

The address of the principal business office of the Reporting Persons is 192 Lytton Avenue, Palo Alto, CA 94301.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information set forth or incorporated by reference in Item 4 of this statement is incorporated by reference into this Item 3.

The Warrants (as defined and described below) held directly by Vivo Opportunity Fund Holdings, L.P. were acquired for an aggregate purchase price of $3,725,006.06, using funds from working capital.

ITEM 4. PURPOSE OF TRANSACTION

Securities Purchase Agreement

On December 16, 2022, the Issuer entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with certain purchasers, including Vivo Opportunity Fund Holdings, L.P. (collectively, the “Purchasers”). Pursuant to the Securities Purchase Agreement, the Issuer agreed to sell to the Purchasers warrants (the “Warrants”) to purchase up to an aggregate of 22,598,870 shares of the Common Stock, at a purchase price of $0.4425 per Warrant. The Warrants are separated into two tranches, 8,598,870 Tranche A Warrants and 14,000,000 Tranche B Warrants. Vivo Opportunity Fund Holdings, L.P. agreed to purchase 8,418,093 Warrants, consisting of 3,203,093 Tranche A Warrants and 5,215,000 Tranche B Warrants. The closing of the Private Placement was subject to the satisfaction of certain closing conditions and occurred on May 8, 2023.

The Tranche A Warrants are immediately exercisable for $1.75 per share and expire upon the earlier of (i) November 8, 2026 or (ii) 30 days of announcement of positive top-line data from the randomized withdrawal period of the Company’s Study C602. The Tranche B warrants are immediately exercisable for $2.50 per share and expire upon the earlier of (i) November 8, 2026 or (ii) 30 days following receipt of U.S. Food and Drug Administration approval of DCCR for the treatment of PWS. The Warrants contained initial provisions preventing the Warrants from being exercised if such exercise would result in the holder obtaining greater than 19.99% of the Company’s voting securities. These blocking provisions terminated automatically upon stockholder approval of the Private Placement at the Company’s annual meeting of stockholders held on May 25, 2023.

In addition, the Securities Purchase Agreement contains customary registration rights in favor of the Purchasers, including with respect to shelf, underwritten demand and piggy-back registrations.

The foregoing descriptions of the Securities Purchase Agreement, the form of Tranche A Warrant and the form of Tranche B Warrant do not purport to be complete and are qualified in their entirety by the full text of such agreements, which are attached as exhibits to this Schedule 13D and incorporated herein by reference.

General

The Reporting Persons acquired the shares set forth in this Schedule 13D and hold their shares for investment purposes. None of the Reporting Persons have any present plans or proposals that relate to or would result in any change in the business, policies, management, structure or capitalization of the Issuer. The Reporting Persons reserve the right to acquire, or dispose of, additional securities of the Issuer in the ordinary course of their business, to the extent deemed advisable in light of their general investment and trading policies, market conditions or other factors. The Reporting Persons may engage in discussions from time to time with other stockholders of the Issuer regarding the acquisition by the Reporting Persons of others of shares of the Issuer’s Common Stock held by such stockholders. Additionally, the Reporting Persons may acquire additional securities through open market transactions, privately negotiated transactions or other methods.

In connection with the foregoing, and as may be appropriate from time to time, each of the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to the Reporting Persons’ investment in the Issuer, including, without limitation: (a) the acquisition or disposition of Common Stock, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12 of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s shares in particular, as well as other developments.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

(a)-(b) The information set forth in rows 7 through 13 of the cover pages and Item 4 of this Schedule 13D is incorporated by reference into this Item 5.

The percent of class was calculated based upon 8,168,788 shares of Common Stock outstanding as of May 4, 2023, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2023, plus the shares of Common Stock underlying Warrants held by Vivo Opportunity Fund Holdings, L.P.

Vivo Opportunity, LLC is the general partner of Vivo Opportunity Fund Holdings, L.P., and may be deemed to beneficially own the shares of Common Stock underlying securities held directly by Vivo Opportunity Fund Holdings, L.P.

(c)	Except as described in Item 4 hereof, none of the Reporting Persons has effected any transaction of the Issuer’s Common Stock in the last 60 days.

(d)	Except as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this statement.

(e)	Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The information set forth in Item 4 hereof is incorporated by reference in its entirety into this Item 6.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit 99.1	Joint Filing Agreement (filed herewith).

Exhibit 99.2	Securities Purchase Agreement, dated as of December 16, 2022 (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2022).

Exhibit 99.3	Form of Tranche A Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2022).

Exhibit 99.4	Form of Tranche B Warrant to Purchase Common Stock (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on December 19, 2022).

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: June 1, 2023

VIVO OPPORTUNITY FUND HOLDINGS, L.P,

By:	Vivo Opportunity, LLC

/s/ Gaurav Aggarwal
Name:	Gaurav Aggarwal
Title:	Managing Member of Vivo Opportunity, LLC, General Partner

VIVO OPPORTUNITY, LLC

/s/ Gaurav Aggarwal
Name:	Gaurav Aggarwal
Title:	Managing Member